ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 24 FEB 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

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1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED

VALUATION REPORTS AVAILABLE FOR INSPECTION

The Board of Directors of Allgreen Properties Limited ("APL") wishes to announce that in accordance with the APL Group's accounting policies, open market valuations have been conducted by Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("CI") on the following investment properties of the APL Group as at 31 December 2005. For financial year ended 31 December 2005, the investment properties will be stated based on the valuation by CI. The valuation reports are available for inspection for a period of 3 months during normal business hours at the registered office of APL at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994.

Relevant details are set out below :-

Description of Investment Property	Owner	Net Book Value as at 31.12.2004	Valuation by CI as at 31.12.2005
Great World City (Office) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	$284,000,000	$284,000,000
Great World City (Retail) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	$450,000,000	$461,000,000
Great World Serviced Apartments 2 Kim Seng Walk, Singapore 239404	Midpoint Properties Limited	$272,000,000	$291,000,000
Traders Hotel 1A Cuscaden Road, Singapore 249716	Cuscaden Properties Pte Ltd	$177,000,000	$194,000,000
Tanglin Mall 163 Tanglin Road, Singapore 247933	Cuscaden Properties Pte Ltd	$155,000,000	$158,000,000
Tanglin Place 91 Tanglin Road, Singapore 247918	Tanglin Place Development Pte Ltd	$27,500,000	$27,500,000
Total		**$1,365,500,000**	**$1,415,500,000**

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
24-Feb-2006

ALLGREEN PROPERTIES LIMITED
(Incorporated in Singapore)
Co. Regn. No.: 198601009N

MEMORANDUM

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 24 February 2006

Re : Allgreen Properties Limited – Full Year 2005 Financial Statements Announcement

---

We forward herewith a copy of the Full Year 2005 Financial Statements released this evening for your information.

Regards,

RECEIVED
2006 MAR 10 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Isoo Tan

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1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 6733 2822 Fax: 6738 3800
Email: apl@allgreen.com.sg Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

ALLGREEN PROPERTIES LIMITED
(Company Registration No: 198601009N)
Full Year 2005 Financial Statements and Proposed Dividend Announcement

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) **CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005**

	Note	2005 S$'000	2004 S$'000	Change %
Revenue		**317,608**	**243,038**	**30.68**
Cost of Sales		(186,241)	(137,809)	35.14
Gross profit		**131,367**	**105,229**	**24.84**
Other operating income including interest income	A	11,179	11,291	(0.99)
Distribution and selling expenses		(7,239)	(4,546)	59.24
Administrative expenses		(17,610)	(16,302)	8.02
Depreciation		(6,302)	(8,208)	(23.22)
Other operating expenses	B	(12,487)	(9,075)	37.60
Profit from operations		**98,908**	**78,389**	**26.18**
Interest expense		(9,401)	(7,851)	19.74
Other finance costs		(231)	(362)	(36.19)
Share of results of associated companies, net of tax		89	20	345.00
Profit before taxation		**89,365**	**70,196**	**27.31**
Taxation	C	(11,809)	(12,111)	(2.49)
Profit after taxation		**77,556**	**58,085**	**33.52**
Attributable to:				
Shareholders of the Company		**63,318**	**50,585**	25.17
Minority Interests		**14,238**	**7,500**	89.84
		77,556	**58,085**	33.52

(ii) Note:

	2005 S$'000	2004 S$'000	Change %
(A) Included in "other operating income including interest income":			
- Surplus on revaluation of leasehold investment property	3,000	5,000	(40.00)
(B) Included in "other operating expenses":			
- Provision for diminution in value of development properties	7,300	3,244	125.03
(C) Included in the taxation:			
- Net over-provision in respect of prior years	3,300	1,522	116.82

1(b)(i). **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

BALANCE SHEETS AS AT 31 DECEMBER 2005:

	Group		Company	
	31/12/05 S$'000	31/12/04 S$'000	31/12/05 S$'000	31/12/04 S$'000
Property, plant and equipment	206,447	192,881	442	532
Investment properties	1,221,500	1,188,500	-	-
Subsidiary companies	-	-	1,409,321	1,580,285
Associated companies	5,722	5,633	3,510	3,510
Deposit paid	4,067	-	-	-
Current Assets				
Stocks	1,725	476	-	-
Development properties	1,188,274	1,178,110	-	-
Trade debtors	130,774	49,048	1,322	925
Other debtors	34,232	36,657	230	260
Loans to subsidiary companies	-	-	144,051	-
Cash and bank balances	41,027	15,641	9,219	67
Total current assets	1,396,032	1,279,932	154,822	1,252
Total assets	**2,833,768**	**2,666,946**	**1,568,095**	**1,585,579**
Share capital	526,527	525,608	526,527	525,608
Reserves	633,098	600,603	326,142	325,314
Retained profits	477,609	464,777	458,158	488,009
	1,637,234	1,590,988	1,310,827	1,338,931
Minority interests	202,265	187,479	-	-
Total equity	1,839,499	1,778,467	1,310,827	1,338,931
Loans from minority shareholders of subsidiary companies	80,295	99,471	-	-
Long-term borrowings	267,330	573,800	20,000	20,000
Rental deposits	8,348	9,357	-	-
Deferred taxation	25,129	22,622	2,393	-
Current liabilities				
Trade creditors	51,113	39,481	3,291	2,941
Rental deposits	5,485	3,875	-	-
Other creditors	3,817	1,393	16	-
Advances from subsidiary companies	-	-	158,731	191,758
Advances from associated companies	3,634	3,314	3,473	3,153
Loans from minority shareholders of subsidiary companies	32,079	-	-	-
Provision for taxation	17,567	25,712	5,158	5,779
Borrowings	499,472	109,454	64,206	23,017
Total current liabilities	613,167	183,229	234,875	226,648
Total equity and liabilities	**2,833,768**	**2,666,946**	**1,568,095**	**1,585,579**

1(b)(ii). **Aggregate amount of group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 31/12/2005 (S$'000)		As at 31/12/2004 (S$'000)	
Secured	Unsecured	Secured	Unsecured
394,364	105,108	79,222	30,232

Amount repayable after one year

As at 31/12/2005 (S$'000)		As at 31/12/2004 (S$'000)	
Secured	Unsecured	Secured	Unsecured
247,330	20,000	553,800	20,000

Details of collateral:

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;
b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;
c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and
d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASHFLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005:

	2005	2004
	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation and results of associated companies	89,365	70,196
Adjustments for:		
Depreciation of property, plant and equipment	6,302	8,208
Loss on disposal of property, plant and equipment (net)	227	149
Interest income	(305)	(255)
Interest expense	9,401	7,851
Provision for diminution in value of development properties	7,300	3,244
Share of results of associated companies	(89)	(20)
Surplus on revaluation of leasehold property	(3,000)	(5,000)
Write back of provision for diminution in value of development properties	(30,552)	(8,240)
Operating profit before working capital changes	**78,649**	**76,133**
(Increase)/decrease in stocks	(1,249)	33
Decrease in development properties	23,852	27,950
Increase in trade and other debtors	(79,301)	(7,571)
Increase/(decrease) in trade and other creditors	14,056	(13,861)
Increase in rental deposits	601	545
Cash generated from operations	**36,608**	**83,229**
Interest paid	(18,917)	(17,004)
Income tax paid	(17,447)	(38,079)
Net cash generated from operating activities	**244**	**28,146**
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipt of Variable Rate Notes	-	10,000
Proceeds from disposal of property, plant and equipment	99	160
Additions to property, plant and equipment	(9,979)	(10,596)
Liquidation of a subsidiary company	-	(10)
Deposit paid	(4,067)	-
Dividends from associated companies	-	21
Dividends paid - to shareholders of the Company	(50,486)	(29,431)
- to minority shareholders of subsidiary companies	(8,000)	(4,000)
Interest received	305	255
Net cash used in investing activities	**(72,128)**	**(33,601)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	1,747	828
Funds from minority shareholders	12,903	1,771
Funds from associated companies	320	920
Increase in borrowings	99,080	168,800
Decrease in borrowings	(16,780)	(282,454)
Net cash generated from/(used in) financing activities	**97,270**	**(110,135)**
Net increase/(decrease) in cash and cash equivalents	**25,386**	**(115,590)**
Cash and cash equivalents as at the beginning of the year	15,641	131,231
Cash and cash equivalents as at the end of the year	**41,027**	**15,641**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2005:

	<------Attributable to shareholders------>							
	Share capital S$'000	Revaluation reserve S$'000	Share premium S$'000	Dividend reserve S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
Group								
Balance at 1/1/2004								
- as previously reported	525,172	280,327	324,922	-	443,623	1,574,044	296,568	1,870,612
- reclass from equity to liabilities	-	-	-	-	-	-	(97,700)	(97,700)
- as restated	525,172	280,327	324,922	-	443,623	1,574,044	198,868	1,772,912
Surplus/(Deficit) on revaluation of								
- Property, plant and equipment	-	3,958	-	-	-	3,958	3,187	7,145
- Investment properties		(8,996)				(8,996)	-	(8,996)
Net profit for the period	-	-	-	-	50,585	50,585	7,500	58,085
Dividends paid (net)	-	-	-	-	(29,431)	(29,431)	-	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	436	-	392	-	-	828	-	828
Liquidation of a subsidiary company	-	-	-	-	-	-	(18,076)	(18,076)
Dividends paid to minority shareholders	-	-	-	-	-	-	(4,000)	(4,000)
Balance at 31/12/2004	525,608	275,289	325,314	-	464,777	1,590,988	187,479	1,778,467
Balance at 1/1/2005								
- as previously reported	525,608	275,289	325,314	-	464,777	1,590,988	286,950	1,877,938
- reclass from equity to liabilities	-	-	-	-	-	-	(99,471)	(99,471)
- as restated	525,608	275,289	325,314	-	464,777	1,590,988	187,479	1,778,467
Surplus on revaluation of								
- Property, plant and equipment		10,617				10,617	8,548	19,165
- Investment properties	-	21,050	-	-	-	21,050	-	21,050
Net profit for the period	-	-	-	-	63,318	63,318	14,238	77,556
Dividends paid (net)	-	-	-	-	(50,486)	(50,486)	-	(50,486)
Issue of shares under the Allgreen Share Option Scheme 2002	919	-	828	-	-	1,747	-	1,747
Dividends paid to minority shareholders	-	-	-	-	-	-	(8,000)	(8,000)
Balance at 31/12/2005	526,527	306,956	326,142	-	477,609	1,637,234	202,265	1,839,499

	Share capital S$'000	Revaluation reserve S$'000	Share premium S$'000	Dividend reserve S$'000	Retained profits S$'000	Total S$'000
Company						
Balance at 1/1/2004	525,172	-	324,922	-	509,187	1,359,281
Net profit for the period	-	-	-	-	8,253	8,253
Dividends paid (net)	-	-	-	-	(29,431)	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	436	-	392	-	-	828
Balance at 31/12/2004	525,608	-	325,314	-	488,009	1,338,931
Balance at 1/1/2005	525,608	-	325,314	-	488,009	1,338,931
Net profit for the period	-	-	-	-	20,635	20,635
Dividends paid (net)	-	-	-	-	(50,486)	(50,486)
Issue of shares under the Allgreen Share Option Scheme 2002	919	-	828	-	-	1,747
Balance at 31/12/2005	526,527	-	326,142	-	458,158	1,310,827

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the year ended 31 December 2005, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/1/2005	1,051,215	525,608
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	1,838	919
Issued share capital as at 31/12/2005	1,053,053	526,527

As at 31 December 2005, there were 7,304,000 (As at 31 December 2004: 9,363,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2004, except for the adoption of new and revised Financial Reporting Standards ("FRS") that have become effective from 1 January 2005. The adoption of these FRS do not have a material impact on the Group's financial statements for the year ended 31 December 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group	
	2005	2004
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :		
(i) Based on the weighted average number of	6.02 cents	4.81 cents
(ii) On a fully diluted basis	6.01 cents	4.81 cents

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.

	Group		Company	
	31/12/05 S$	31/12/04 S$	31/12/05 S$	31/12/04 S$
Net asset value per ordinary share on issued share capital at the end of the year	1.55	1.51	1.24	1.27

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

The Group performed well in 2005 with increases in revenue across all business segments. On a year-to-year basis, the overall revenue was higher by 31% from S$243 million to S$318 million.

In the development properties segment, more units were sold and higher recognition of revenue was achieved for the projects under construction or completed during the year. In the investment properties and hotel segments, higher occupancies were achieved by all the properties except Great World Serviced Apartments which was undergoing refurbishment.

Accordingly, the Group's profit before taxation improved by 27% from S$70 million in 2004 to S$89 million in 2005. After taxation, the profit attributable to the shareholders increased by 25% from S$50.6m to S$63.3m.

As at 31 December 2005, the net gearing increased slightly to 0.39x with net borrowings at S$726 million (As at 31 December 2004: 0.38x with net borrowings at S$668 million).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results

Our reported results for the year 2005 are in line with the prospect statement made in 3Q 2005 results announcement of a better 2H 2005.

10. **A commentary at the date of this announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

In 2005, on the back of favourable economic conditions and positive government policy changes to housing, developers enjoyed a 55% increase in the number of home sales together with a 3.9% price increase as compared to 2004.

The improved market sentiments are likely to continue into 2006. Allgreen is well positioned to benefit from these improvements and is looking to launch new projects.

Barring unforeseen circumstances, Allgreen will continue to be profitable in year 2006.

11. **Dividend**

(a) Current Financial Year Reported On
Any dividend recommended for the current financial period reported on ? Yes

The Board of Directors are pleased to recommend a first and final dividend of 12% or 6.0 cents per share less tax in respect of the financial year 2005 for approval by shareholders at the next Annual General Meeting to be convened. The dividend is to part utilise the available Section 44 tax credit. Further utilisation of the tax credit, to the extent possible, will depend on the Company's profitability and financial requirements.

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	12% per ordinary share less tax
Dividend Amount	6.0 cents per ordinary share less tax
Par value of shares	S$0.50 per share
Tax Rate	20%
Country where dividend is derived from	Singapore

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding year? Yes

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	12% per ordinary share less tax
Dividend Amount	6.0 cents per ordinary share less tax
Par value of shares	S$0.50 per share
Tax Rate	20%
Country where dividend is derived from	Singapore

(c) Date payable

Subject to shareholders' approval at the Annual General Meeting to be held on 28 April 2006 at 10.30 am, the final dividend in respect of the financial year ended 31 December 2005 will be paid on 22 May 2006.

(d) Books closing date

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 28 April 2006 at 10.30 am, the Share Transfer Books and Register of Members of the Company will be closed on 9 May 2006. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 pm on 8 May 2006 will be registered to determine shareholders' entitlement to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividend will be paid by the Company to CDP which will in turn distribute entitlements to shareholders.

12. **If no dividend has been declared/recommended, a statement to that effect.**

Not applicable.

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

By Business Segments

	Development Properties		Investment Properties		Hotel		Others		Group	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
REVENUE	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Total revenue	200,040	134,886	73,517	68,802	38,554	35,001	16,397	18,356	328,508	257,045
Inter-segment sales	-	-	(752)	(773)	-	-	(10,148)	(13,234)	(10,900)	(14,007)
External sales	**200,040**	**134,886**	**72,765**	**68,029**	**38,554**	**35,001**	**6,249**	**5,122**	**317,608**	**243,038**
PROFIT										
Segment results	39,180	27,473	55,218	51,916	10,784	4,719	689	232	105,871	84,340
Unallocated corporate expenses									(7,499)	(6,568)
Operating profit									98,372	77,772
Interest income									305	255
Interest expense									(9,401)	(7,851)
Share of results of associated companies	(38)	(68)	-	-	-	-	127	88	89	20
Income tax									(11,809)	(12,111)
Profit after taxation but before minority interests									77,556	58,085
Minority interests									(14,238)	(7,500)
Profit attributable to shareholders									**63,318**	**50,585**

The Group's revenue was wholly from Singapore.

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

The higher revenue from development properties was mainly due to higher number of units sold and higher recognition of revenue from projects under construction or completed during the year. The main contribution arose from Kerrisdale at Beatty Road which was relaunched during the year with a good take up. In addition, it obtained its TOP in October 2005. Revenue was also boosted by the encouraging sales during the soft launch of The Shaughnessy at Yishun Ave 1 in October 2005.

The higher revenue from investment properties and hotel was mainly due to higher occupancies boosted by higher room rates at Traders Hotel and Great World Serviced Apartments and rental rates at Tanglin Mall.

15. First Half and Second Half results

	Group		
	2005	2004	Change
	S$'000	S$'000	%
Sales reported for first half year	107,058	130,628	-18.04%
Operating profit after tax before deducting minority interests reported for first half year	25,629	33,839	-24.26%
Sales reported for second half year	210,550	112,410	87.31%
Operating profit after tax before deducting minority interests reported for second half year	51,927	24,246	114.17%

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

			2005 S$'000	2004 S$'000
Ordinary			50,547	50,486
Preference			-	-
Total			50,547	50,486

The proposed first and final ordinary dividend for year 2005 is subject to shareholders' approval at the next Annual General Meeting and the dividend amount is based on the number of issued ordinary shares as at 31 December 2005. The actual dividend payment can only be determined on the Books Closure Date.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
24-Feb-2006